EXHIBIT 12.1
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES — FAIR ISAAC CORPORATION
(In thousands, except ratio data)

	2005	2006	2007	2008	2009
Earnings:
Income from continuing operations before income taxes	$196,095	$160,869	$161,515	$112,995	$97,570

Fixed charges:
Interest expense	8,347	8,569	12,766	20,335	25,481
Rent expense (Interest factor)	8,798	9,098	8,016	9,528	8,146

TOTAL FIXED CHARGES	17,145	17,667	20,782	29,863	33,627

EARNINGS AVAILABLE FOR FIXED CHARGES	$213,240	$178,536	$182,297	$142,858	$131,197

Ratio of earnings to fixed charges (1)	12.44	10.11	8.77	4.78	3.90

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges) by fixed charges (interest expense plus portion of rental expense that represents interest).